                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                               MS FINANCIAL, INC.
                               ------------------
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of class of securities)


                                   553566100
                                 --------------
                                 (CUSIP number)


                              ELLIS A. REGENBOGEN
                           SEARCH CAPITAL GROUP, INC.
                             700 NORTH PEARL STREET
                                   SUITE 400
                              DALLAS, TEXAS 75201
                                 (214) 965-6000
                              --------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                FEBRUARY 7, 1997
           (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  553566100

-------------------------------------------------------------------------------

1)       Name of reporting persons
         S.S. or I.R.S. identification no. of above persons

         SEARCH CAPITAL GROUP, INC.   (EMPLOYER IDENTIFICATION NO.  41-1356819)
-------------------------------------------------------------------------------

2)       Check the appropriate box if a member of a group*    (a) [_]   (b) [_]

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3)       SEC use only

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4)       Source of funds*

         00
-------------------------------------------------------------------------------

5)       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)                                                 [_]

-------------------------------------------------------------------------------

6)       Citizenship or place of organization

         DELAWARE
-------------------------------------------------------------------------------

                          7)      Sole Voting Power:                      0

                          -----------------------------------------------------
         NUMBER
       OF SHARES          8)      Shared Voting Power:            8,040,000
      BENEFICIALLY
        OWNED BY          -----------------------------------------------------
     EACH REPORTING
      PERSON WITH         9)      Sole Dispositive Power:                 0

                          -----------------------------------------------------

                          10)     Shared Dispositive Power:               0

-------------------------------------------------------------------------------

11)      Aggregate amount beneficially owned by each reporting person

-------------------------------------------------------------------------------

12)      Check box if the aggregate amount in row (11) excludes certain
         shares*                                                            [_]

-------------------------------------------------------------------------------

13)      Percent of class represented by amount in row (11)

         77.1%
-------------------------------------------------------------------------------

14)      Type of reporting person*

         CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
              TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION

CUSIP NO.  553566100

-------------------------------------------------------------------------------

1)       Name of reporting persons
         S.S. or I.R.S. identification no. of above persons

         SEARCH CAPITAL ACQUISITION CORP.
         (EMPLOYER IDENTIFICATION NO. 75-2688348)

-------------------------------------------------------------------------------

2)       Check the appropriate box if a member of a group*   (a) [_]  (b) [_]

-------------------------------------------------------------------------------

3)       SEC use only

-------------------------------------------------------------------------------

4)       Source of funds*

         00
-------------------------------------------------------------------------------

5)       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)                                                 [_]


-------------------------------------------------------------------------------

6)       Citizenship or place of organization

         DELAWARE
-------------------------------------------------------------------------------

                           7)      Sole Voting Power:                         0

                           ----------------------------------------------------
          NUMBER
        OF SHARES          8)      Shared Voting Power:               8,040,000
       BENEFICIALLY
         OWNED BY          ----------------------------------------------------
      EACH REPORTING
       PERSON WITH         9)      Sole Dispositive Power:                    0

                           ----------------------------------------------------

                           10)     Shared Dispositive Power:                  0

-------------------------------------------------------------------------------

11)      Aggregate amount beneficially owned by each reporting person

-------------------------------------------------------------------------------

12)      Check box if the aggregate amount in row (11) excludes certain
         shares*                                                            [_]

-------------------------------------------------------------------------------

13)      Percent of class represented by amount in row (11)

         77.1%
-------------------------------------------------------------------------------

14)      Type of reporting person*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
              TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION

CUSIP NO.  553566100

-------------------------------------------------------------------------------

1)       Name of reporting persons
         S.S. or I.R.S. identification no. of above persons

         ROBERT D. IDZI
-------------------------------------------------------------------------------

2)       Check the appropriate box if a member of a group*    (a) [_]  (b) [_]

-------------------------------------------------------------------------------

3)       SEC use only

-------------------------------------------------------------------------------

4)       Source of funds*

         00
-------------------------------------------------------------------------------

5)       Check box if disclosure of legal proceedings is required pursuant to
         items 2(d) or 2(e)                                                 [_]

-------------------------------------------------------------------------------

6)       Citizenship or place of organization

         U.S.A.
-------------------------------------------------------------------------------

                               7)      Sole Voting Power:                     0

                               ------------------------------------------------
         NUMBER                8)      Shared Voting Power:           8,040,000
       OF SHARES
      BENEFICIALLY             ------------------------------------------------
        OWNED BY
     EACH REPORTING            9)      Sole Dispositive Power:                0
      PERSON WITH
                               ------------------------------------------------

                               10)     Shared Dispositive Power:              0

-------------------------------------------------------------------------------

11)      Aggregate amount beneficially owned by each reporting person

-------------------------------------------------------------------------------

12)      Check box if the aggregate amount in row (11) excludes certain
         shares*                                                            [_]

-------------------------------------------------------------------------------

13)      Percent of class represented by amount in row (11)

         77.1%
-------------------------------------------------------------------------------

14)      Type of reporting person*

         IN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
              TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION

         With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.001 per share (the "Shares"), of MS Financial, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 715 South Pear Orchard Road, Suite 300, Ridgeland, Mississippi 39157.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Search Capital Group, Inc., a Delaware corporation ("Search"), Search Capital Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Search ("Search Acquisition"), and Robert D. Idzi ("Idzi"). Search is a financial services company specializing in the purchase and management of used motor vehicle receivables, typically those owed by consumer obligors who do not qualify for traditional financing. Search Acquisition was recently organized by Search for the purpose of effecting the acquisition of the Issuer and has not engaged in any activities or business except in connection with the proposed acquisition. The principal offices of Search are located at 700 North Pearl Street, Suite 400, Dallas, Texas 75201.

         The name, business or residence address, present occupation or employment and citizenship of Idzi and each of the other executive officers and directors of Search and Search Acquisition are set forth in Exhibit A hereto and are incorporated herein by reference.

         During the last five years, none of Search, Search Acquisition, Idzi or the other executive officers and directors of Search or Search Acquisition has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         On February 7, 1997, Search, Search Acquisition and the Issuer entered into an Agreement and Plan of Merger ("Plan of Merger"), pursuant to which, upon the satisfaction of certain conditions, Search Acquisition will be merged at the effective time (the "Effective Time") with and into the Issuer (the "Merger"), the Issuer will become a wholly-owned subsidiary of Search, and each of the outstanding Shares will be converted into the right to receive a fraction of a share of Search's common stock, par value $0.01 per share ("Search Common Stock"). A copy of the Plan of Merger is filed herewith as Exhibit B. In addition, also on February 7, 1997, Search and MS Diversified Corporation ("MSD"), MS Financial Services, Inc., a wholly-owned subsidiary of MSD, and Golder Thoma Cressy Rauner Fund IV, L.P., the holders of a majority of the Issuer's outstanding shares (the "Majority Stockholders"), entered into a Stockholders Agreement (the "Stockholders Agreement"), pursuant to which the Majority Stockholders (which hold in the aggregate approximately 77% of the outstanding Shares) have agreed to vote all of their Shares in favor of the transactions contemplated by the Plan of Merger and each has granted to Search Acquisition and Idzi, an irrevocable proxy (with full power of substitution) to vote such Shares in accordance therewith. The acquisition by Search of the Issuer and the Issuer's outstanding Shares at the Effective Time will be in consideration of Search Common Stock issued to holders of Shares at the Effective Time (although no fractional shares will be issued in the Merger and cash will be paid in lieu thereof). A copy of the Stockholders Agreement is filed herewith as Exhibit C. See also Item 4 below.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Plan of Merger provides for the acquisition by Search of the Issuer through the Merger. By reason of the Merger, each of the outstanding Shares shall be converted at the Effective Time into the right to receive a fraction (the "Exchange Ratio") of a share of Search Common Stock which will be determined by reference to the average prices per share of Search Common Stock for the 10 trading days (the "Average Search Trading Price") ending on the fifth business day prior to the special meeting of stockholders of the Issuer at which the Merger is proposed for approval. The Exchange Ratio will equal $2.00 (the "Per Share Amount") divided by the Average Search Trading Price, subject to a maximum of 0.46 and a minimum of 0.34. The Per Share Amount and maximum and minimum Exchange Ratios are subject to adjustment in certain circumstances. Consummation of the Merger is subject to the satisfaction of certain conditions, including approval of the transaction by the stockholders of the Issuer holding a majority of its outstanding Shares and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), if applicable. The Merger is expected to be submitted to stockholders for approval in April 1997.

         In the Plan of Merger, the Issuer has agreed, prior to the Effective Time, (i) not to purchase any receivables that do not meet Search's underwriting criteria or are not otherwise approved by certain officers of Search, (ii) to allow Search to monitor and evaluate the Issuer's collection activities, policies and procedures, and (iii) not to change any existing, or implement any new, policies or procedures without the prior written approval of certain officers of Search. The Issuer has also agreed to implement collection policies, procedures and practices as agreed upon by officers of the Issuer and Search, to consult with Search's officers regarding the Issuer's day-to-day operations and the implementation of marketing, servicing, collection and administrative policies, procedures and programs as officers of Search may approve. The Issuer must pay Search a fee of $100,000 per month for its assistance, which amount will be credited against any obligation of the Issuer to pay to Search a termination fee and Search's expenses upon termination of the Plan of Merger.

         In order to induce Search to enter into the Plan of Merger and to consummate the Merger, Search entered into the Stockholders Agreement with the Majority Stockholders. The Stockholders Agreement provides, among other things, that each Majority Stockholder shall vote (or cause to be voted) the Shares held by such Stockholder as follows:

         (1) In favor of the Merger, the execution and delivery by the Issuer of the Plan of Merger and the approval of the terms thereof and each of the other actions contemplated by the Plan of Merger;

         (2) Against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Plan of Merger; or

         (3) Except as otherwise agreed in writing in advance by Search, against (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or its subsidiary; (ii) a sale, lease or transfer of a material amount of assets of the Issuer, its subsidiary or any securitization trust sponsored by Search (a "Securitization Trust") or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiary; or (iii) any change in the majority of the board of directors of the Issuer, any material change in the present capitalization of the Issuer, any amendment to the Issuer's Restated Certificate of Incorporation or any other material change to the Issuer's structure or business.

         In addition, each Majority Stockholder granted to, and appointed, Search Acquisition and Idzi, as Treasurer of Search Acquisition, as each such Majority Stockholder's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Shares in accordance with the above-described provisions of the Stockholders Agreement.

         The Stockholders Agreement terminates upon, among other things, the termination of the Plan of Merger in accordance with its terms.

         Additionally, the Stockholders Agreement contains covenants by each Majority Stockholder that prior to the Effective Time it shall not (a) solicit or respond to any inquiry or proposal from any person (other than Search or its affiliates) with respect to the Issuer or any Securitization Trust that constitutes or could reasonably be expected to lead to any transaction described in paragraph (3) above, or (b) directly or indirectly sell or otherwise transfer or dispose of, or take certain other actions with respect to, such Majority Stockholder's Shares or any interest therein. The Stockholders Agreement contains many other covenants, representations and warranties on the part of the Majority Stockholders, which are not summarized herein. Reference is made to the Stockholders Agreement filed herewith for such additional covenants, representations and warranties.

         The primary purpose of Search for entering into the Stockholders Agreement is to empower Search Acquisition to vote the Shares set forth in Item 5 below in the manner specified above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Under the terms of the Stockholders Agreement, the Majority Stockholders have agreed to vote or cause to be voted, in the manner specified in Item 4 above, and have granted irrevocable proxies with respect to, the 8,040,000 Shares owned by them. The total number of Shares which each of Search, Search Acquisition and Idzi beneficially owns for purposes of Rule 13d-3 is 8,040,000 or approximately 77% of the outstanding Shares as of February 7, 1997 (based on the representation of the Issuer contained in Section 3.5 of the Plan of Merger as to the number of outstanding Shares and the representations of the Majority Stockholders contained in Section 1.1 of the Stockholders Agreement as to the number of Shares they beneficially own).

         (b) As a result of the proxy and other rights described in Item 4 above, Search Acquisition and Idzi directly share (and Search indirectly shares, due to its beneficial ownership of all of the outstanding stock of Search Acquisition) the power to vote or to direct the vote of the 8,040,000 Shares subject to the Stockholders Agreement insofar as they have the power to vote and direct the vote of such Shares solely with respect to a vote by stockholders of the Issuer to approve the Merger, the Plan of Merger and the transactions contemplated thereby, or to approve or oppose any of the other matters discussed in Item 4 above.

         (c) Except as described above, neither Search, Search Acquisition, Idzi nor any other person named in Exhibit A hereof owns beneficially any Shares or had effected transactions in Shares during the 60 days preceding the date of this statement.

         (d) The Stockholders Agreement does not give either Search, Search Acquisition or Idzi any rights to receive dividends on, or any proceeds from the sale of, the Shares subject to the Stockholders Agreement.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Search has retained Alex Brown & Sons, Incorporated ("Alex Brown") to assist and advise it on the financial aspects of the Merger and to render an opinion to Search as to the fairness of the Merger to Search and its stockholders. In consideration for such services, Search has agreed to compensate Alex Brown in an amount equal to $175,000 upon completion of the Merger. Search has also agreed to provide Alex Brown with reimbursement against certain expenses and indemnification against certain liabilities.

         Other than as indicated elsewhere in this Schedule 13D, neither Search, Search Acquisition, Idzi nor any of the other persons named in Exhibit A hereto is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A     -  Persons referenced in Item 2.

Exhibit B     -  Agreement and Plan of Merger dated as of February 7, 1997, by and among Search, Search Acquisition and the Issuer
                 (incorporated by reference to Exhibit 2.1 to Search's Current
                 Report on Form 8-K dated February 7, 1997).

Exhibit C     -  Stockholders Agreement, dated as of February 7, 1997, by and between Search and certain stockholders of the Issuer
                 (incorporated by reference to Exhibit 2.1 to Search's Current
                 Report on Form 8-K dated February 7, 1997).

Exhibit D     -  Joint Filing Agreement, dated as of February 11, 1997, between
                 Search Acquisition, Search and Idzi.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 1997

                                   SEARCH CAPITAL GROUP, INC.



                                   By:     /s/ George C. Evans
                                      -----------------------------------------
                                   Name:    George C. Evans
                                   Title:   Chairman of the Board, President
                                            and Chief Executive Officer


                                   SEARCH CAPITAL ACQUISITION CORP.



                                   By:     /s/ Ellis A. Regenbogen
                                      -----------------------------------------
                                   Name:    Ellis A. Regenbogen
                                   Title:   Executive Vice President




                                        /s/ Robert D. Idzi
                                   --------------------------------------------
                                   Robert D. Idzi

                                 EXHIBIT INDEX

                                                                                             SEQUENTIALLY
 EXHIBIT                                                                                     NUMBERED PAGE
 -------                                                                                     -------------
 Exhibit A -      Persons referenced in Item 2.

 Exhibit B -      Agreement and Plan of Merger dated as of  February 7, 1997, by and among Search, Search Acquisition and the Issuer (incorporated by reference to Exhibit 2.1 to Search's Current Report on Form 8-K
                  dated February 7, 1997).

 Exhibit C -      Stockholders Agreement, dated as of February 7, 1997, by and between Search and certain stockholders of the Issuer (incorporated by reference to Exhibit 2.1 to Search's Current Report on Form 8-K
                  dated February 7, 1997).

 Exhibit D -      Joint Filing Agreement, dated as of February 11, 1997, between
                  Search Acquisition, Search and Idzi.





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